File No. 333-271285

CIK #0001941892

United States

Securities And Exchange Commission
Washington, DC 20549

Amendment No. 1
to
Registration Statement
on
Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact Name of Trust: Invesco Unit Trusts, SERIES 2294

B.	Name of Depositor: Invesco Capital Markets, Inc.

C.	Complete address of Depositor’s principal executive offices:

11 Greenway Plaza

Houston, Texas 77046-1173

D.	Name and complete address of agents for service:

MORGAN, LEWIS & BOCKIUS LLP	INVESCO CAPITAL MARKETS, INC.
Attention: Thomas S. Harman, Esq.	Attention: John M. Zerr, Esq.
1111 Pennsylvania Avenue NW	11 Greenway Plaza
Washington, DC 20004	Houston, Texas 77046-1173

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public:

As Soon As Practicable After The Effective Date Of The Registration Statement

/X/	Check box if it is proposed that this filing will become effective immediately upon filing on June 2, 2023, pursuant to Rule 487.

Defensive Equity & Income Portfolio 2023-2

Emerging Markets Dividend Portfolio 2023-2

The unit investment trusts named above (the “Portfolios”), included in Invesco Unit Trusts, Series 2294, each invest in a portfolio of securities. Of course, we cannot guarantee that a Portfolio will achieve its objective.

An investment can be made in the underlying funds directly rather than through the Portfolio. These direct investments can be made without paying the Portfolio’s sales charge, operating expenses and organization costs.

June 2, 2023

You should read this prospectus and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.
Any contrary representation is a criminal offense.

Defensive Equity & Income Portfolio

Investment Objective. The Portfolio seeks to provide current income and the potential for capital appreciation.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in closed- end investment companies (known as “closed-end funds” or “funds”) and common stocks, all from income-oriented asset classes and sectors, which Invesco Capital Markets, Inc., the Sponsor, believes to be relatively less volatile than the broader equity markets. In determining the asset classes and sectors, the Sponsor conducted research on both near-term and longer-term correlations, income levels, performance, and volatility to focus on providing the potential for correlation and volatility advantages over investing in a single asset class, sector or industry of the broader equity market. Such asset classes and sectors include senior loans, preferred securities, investment grade debt, master limited partnerships (“MLPs”), convertible securities, emerging market debt, large-cap dividend growth stocks and communication services and utilities stocks. Large-cap dividend growth stocks, as well as communication services and utilities sectors, were selected based on factors such as dividend yield, dividend growth, valuations, volatility, earnings and sales growth, and cash flow generation.

Exposure to the senior loan, preferred security, investment grade debt, MLP, convertible security and emerging market debt asset classes are captured through the investment in closed-end funds. In selecting the closed-end funds for the Portfolio, the Sponsor sought to invest in funds representative of asset classes with generally attractive income opportunities. In addition, the Sponsor assembled the final portfolio based on the consideration of factors including, but not limited to, management team and performance, valuation (premium/discount to net asset value), current income level and sustainability, diversification, credit quality and liquidity.

Approximately 24% of the Portfolio consists of funds that are classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	The Portfolio invests in shares of closed-end funds. You should understand the section titled “Closed-End Funds” before you invest. In particular, shares of closed-end funds tend to trade at a discount from their net asset value and are subject to risks related to factors such as management’s ability to achieve a fund’s objective, market conditions affecting a fund’s investments and use of leverage. The underlying funds have management and operating expenses. You will bear not only your share of the Portfolio’s expenses, but also the expenses of the underlying funds. By investing in other funds, the

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Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

•	A security issuer may be unable to make payments of interest, dividends or principal in the future. This may reduce the level of dividends certain of the Portfolio’s securities pay which would reduce your income and may cause the value of your Units to fall.
•	The value of the fixed income securities in certain of the funds will generally fall if interest rates, in general, rise. In a low interest rate environment risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant. No one can predict whether interest rates will rise or fall in the future.
•	The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	Certain of the funds in the Portfolio invest in senior loans. Although senior loans in which these funds invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled principal or interest or that such collateral could be readily liquidated. Senior loans in which these funds invest generally are of below investment grade credit quality, may be unrated at the time of investment, generally are not registered with the Securities and Exchange Commission or any state securities commission, and generally are not listed on any securities exchange. In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.
•	The yield on funds investing in senior loans may fluctuate with changes in interest rates. Generally, yields on senior loans decline in a falling interest rate environment and increase in a rising interest rate environment. Because interest rates on senior loans are reset periodically, an increase in interest rates may not be immediately reflected in the rates of the loans.
•	Certain of the funds held by the Portfolio invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market value of a convertible security may be affected not only by changes in interest rates, but also by changes in the market price of a convertible security issuer’s common stock. Convertible securities fall below the debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.
•	Certain of the funds in the Portfolio invest in preferred securities. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and therefore are subject to greater risk than those debt instruments. In addition to the other risks described herein, income payments on certain preferred securities may be deferred, which may reduce the amount of income you receive on your Units.

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•	Certain of the funds in the Portfolio invest in MLPs. Most MLPs operate in the energy industry and are subject to the risks generally applicable to companies in that sector, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio’s investments.
•	The Portfolio invests significantly in stocks of large cap companies. Large cap companies are more mature and may grow more slowly than the economy as a whole and tend to go in and out of favor based on market and economic conditions.
•	Certain of the funds in the Portfolio invest in securities in emerging markets. Investing in emerging markets entails the risk that news and events unique to a country or region will affect those markets and their issuers. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets.
•	Securities of foreign issuers held by certain of the funds in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the issuer’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	Certain funds in the Portfolio invest in corporate bonds. Corporate bonds are debt obligations of a corporation, and as a result are generally subject to the various economic, political, regulatory, competitive and other such risks that may affect an issuer. Like other fixed income securities, corporate bonds generally decline in value with increases in interest rates. During periods of market turbulence, corporate bonds may experience illiquidity and volatility. During such periods, there can be uncertainty in assessing the financial condition of an issuer. As a result, the ratings of the bonds in certain funds in the Portfolio may not accurately reflect an issuer’s current financial condition, prospects, or the extent of the risks associated with investing in such issuer’s securities.
•	Certain of the funds may invest in fixed income securities rated below investment grade and considered to be “junk” or “high-yield” securities. Securities rated below “BBB-” by Standard & Poor’s or below “Baa3” by Moody’s are considered to be below investment grade. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than with investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

4

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	1.350	13.500
Creation and development fee	0.500	5.000
Maximum sales charge	1.850%	$18.500

	As a %	Amount
	of Net	Per 100
	Assets	Units
Estimated Organization Costs	0.667%	$ 6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.223%	$ 2.165
Supervisory fee, bookkeeping
and administrative fees	0.056	0.550
Underlying fund expenses	1.318	12.855
Total	1.597%	$15.570*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 406
3 years	1,227
5 years	2,060
10 years	4,195

__________________

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 1.85% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 1.85% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.135 per Unit and accrues daily from September 10, 2023 through February 9, 2024. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year. The Trustee or Sponsor will waive fees otherwise payable by the Portfolio in an amount equal to any 12b-1 fees or other compensation the Trustee, the Sponsor or an affiliate receives from the funds in connection with the Portfolio’s investment in the funds, including license fees receivable by an affiliate of the Sponsor from a fund.

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	June 2, 2023
Mandatory Termination Date	September 4, 2024
Historical 12 Month Distributions[1]	$0.5807 per Unit

Record Dates[2]	10th day of each month

Distribution Dates[2]	25th day of each month
CUSIP Numbers	Cash – 46150F503
Reinvest – 46150F511
Fee Based Cash – 46150F529
Fee Based Reinvest – 46150F537

1	As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See “Rights of Unitholders--Historical and Estimated Distributions.”
2	The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

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Defensive Equity & Income Portfolio 2023-2

Portfolio
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	CLOSED-END FUNDS - 60.02%
	Convertible - 6.05%
417	Advent Convertible and Income Fund	$ 11.220	$ 4,678.74
577	Ellsworth Growth and Income Fund, Ltd.	8.020	4,627.54
	Emerging Markets Debt - 8.97%
982	Morgan Stanley Emerging Markets Domestic
	Debt Fund, Inc.	4.660	4,576.12
929	Templeton Emerging Markets Income Fund	4.990	4,635.71
543	Western Asset Emerging Markets Debt Fund, Inc.	8.500	4,615.50
	Investment Grade - 11.99%
447	BlackRock Credit Allocation Income Trust	10.340	4,621.98
365	John Hancock Investors Trust	12.610	4,602.65
282	Western Asset Investment Grade Defined
	Opportunity Trust, Inc.	16.340	4,607.88
447	Western Asset Premier Bond Fund	10.390	4,644.33
	Master Limited Partnerships - 9.01%
627	First Trust MLP and Energy Income Fund	7.390	4,633.53
806	First Trust New Opportunities MLP & Energy Fund	5.730	4,618.38
357	Goldman Sachs MLP and Energy Renaissance Fund	12.970	4,630.29
	Preferred Securities - 12.01%
260	Cohen & Steers Limited Duration Preferred and
	Income Fund, Inc.	17.650	4,589.00
264	Flaherty & Crumrine Dynamic Preferred and
	Income Fund, Inc.	17.600	4,646.40
336	Flaherty & Crumrine Preferred and Income
	Securities Fund, Inc.	13.750	4,620.00
721	Nuveen Preferred & Income Securities Fund	6.460	4,657.66
	Senior Loan - 11.99%
372	Apollo Senior Floating Rate Fund, Inc.	12.350	4,594.20
392	BlackRock Floating Rate Income Strategies Fund, Inc.	11.870	4,653.04
414	BlackRock Floating Rate Income Trust	11.190	4,632.66
488	BlackRock Debt Strategies Fund, Inc.	9.430	4,601.84
	COMMON STOCKS - 39.98%
	Communication Services - 1.99%
86	Verizon Communications, Inc.	35.720	3,071.92
	Consumer Discretionary - 6.11%
19	Darden Restaurants, Inc.	161.730	3,072.87
11	Home Depot, Inc.	288.390	3,172.29
11	McDonald’s Corporation	287.870	3,166.57

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Defensive Equity & Income Portfolio 2023-2

Portfolio (continued)
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	COMMON STOCKS - (continued)
	Consumer Staples - 7.97%
51	Coca-Cola Company	$ 60.000	$ 3,060.00
17	PepsiCo, Inc.	182.190	3,097.23
21	Procter & Gamble Company	143.960	3,023.16
21	Walmart, Inc.	147.410	3,095.61
	Energy - 1.97%
20	Chevron Corporation	152.160	3,043.20
	Health Care - 7.83%
12	Becton Dickinson & Company	248.110	2,977.32
12	Cigna Group	253.390	3,040.68
20	Johnson & Johnson	154.540	3,090.80
6	UnitedHealth Group, Inc.	493.630	2,961.78
	Industrials - 2.04%
22	Republic Services, Inc.	142.730	3,140.06
	Information Technology - 2.05%
4	Broadcom, Inc.	789.950	3,159.80
	Real Estate - 1.99%
25	Prologis, Inc.	122.640	3,066.00
	Utilities - 8.03%
38	American Electric Power Company, Inc.	82.020	3,116.76
35	Duke Energy Corporation	88.120	3,084.20
42	NextEra Energy, Inc.	72.960	3,064.32
52	Public Service Enterprise Group, Inc.	59.900	3,114.80
10,551			$ 154,106.82

See “Notes to Portfolios”.

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Emerging Markets Dividend Portfolio

Investment Objective. The Portfolio seeks to provide above-average total return.

Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio of common stocks and American Depositary Receipts (“ADRs”) of companies headquartered, incorporated, or with a significant presence in emerging market countries. Invesco Capital Markets Inc., the Sponsor, considers emerging market countries to be those in the regions of Latin America, Asia (excluding Japan), Africa and Eastern Europe that generally have low to middle per capita income. The Portfolio was selected by the Sponsor based on information provided by Horizon Investment Services, LLC (the “Portfolio Consultant”) using its Quadrix rating system. Quadrix is a proprietary system that seeks to identify factors that contribute to historical performance of a group of stocks.

In identifying common stocks of companies for inclusion in the Portfolio, securities of companies from emerging market countries with U.S. exchange-traded shares are first screened to remove companies lacking sufficient available data for meaningful analysis within the Quadrix rating system.

Next, companies are further screened based on analysis of market capitalization and recent historical trading volume over a 3-month period, as measured in dollars, on an absolute and relative basis, using the following steps:

•	Companies lacking data for either market cap or trading volume over a 3-month period are removed;
•	Then, companies that fall within the bottom 15% of the remaining universe by either market cap or trading volume over a 3-month period are removed;
•	Next, the companies are grouped by individual country and companies that fall within the bottom 10% by market cap or trading volume over a 3-month period within each country are removed.

The remaining universe of companies is then ranked on dividend yield and the top 50% of common stocks of companies with the highest dividend yields are used to represent the final selectable universe. To select the final portfolio, the companies are ranked based on the following factors and the final portfolio of 25 common stocks with the highest cumulative rank are selected:

Quality Factors:

•	Earnings predictability
•	Return on assets
•	Three-year earnings growth
•	Three-year equity growth rate

Value Factors:

•	Dividend yield
•	Price/earnings ratio
•	Price/book value
•	Price/sales ratio

Momentum Factors:

•	Earnings per share change last quarter
•	2-month change in earnings per share
•	Sales change in last quarter
•	2-month change in sales

Performance Factors:

•	Total return for the past two months
•	Total return for the past three months
•	Total return for the past six months
•	Total return for the past twelve months

The Sponsor will replace the lowest ranking stock(s), if necessary, to ensure that no more than 50% of the Portfolio will be invested in any one particular country, and that a minimum of 5 countries will be represented in the Portfolio at the time of selection.

Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall

8

below the price you paid for the Units. You should read the “Risk Factors” section before you invest.

The Portfolio is designed as part of a long-term investment strategy. The Sponsor may offer a subsequent series of the portfolio when the current Portfolio terminates. As a result, you may achieve more consistent overall results by following the strategy through reinvestment of your proceeds over several years if subsequent series are available. Repeatedly rolling over an investment in a unit investment trust may differ from long-term investments in other investment products when considering the sales charges, fees, expenses and tax consequences attributable to a Unitholder. For more information see “Rights of Unitholders--Rollover”.

Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

•	Security prices will fluctuate. The value of your investment may fall over time.
•	An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.
•	During times of market volatility, dividend yields may be unpredictable. There is no assurance that a company will maintain its dividend yield.
•	The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the initial offering period.
•	You could experience dilution of your investment if the size of the Portfolio is increased as Units are sold. There is no assurance that your investment will maintain its proportionate share in the Portfolio’s profits and losses.
•	Stocks of foreign companies in the Portfolio present risks beyond those of U.S. issuers. These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.
•	The Portfolio Consultant’s proprietary stock rating system may not be successful in identifying stocks that appreciate in value. The Portfolio may not achieve its objective if this happens.
•	The Portfolio is concentrated in securities issued by companies in the financials industry. As further discussed in “Risk Factors -Industry Risks,” financial services issuers are substantially affected by changes in economic and market conditions. Negative developments in the financials industry will affect the value of your investment more than would be the case for a more diversified investment.
•	We do not actively manage the Portfolio. Except in limited circumstances, the Portfolio will hold, and may continue to buy, shares of the same securities even if their market value declines.

9

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

	As a % of
	Public	Amount
	Offering	Per 100
Sales Charge	Price	Units
Initial sales charge	0.000%	$ 0.000
Deferred sales charge	2.250	22.500
Creation and development fee	0.500	5.000
Maximum sales charge	2.750%	$27.500

	As a %	Amount
	of Net	Per 100
	Assets	Units
Estimated Organization Costs	0.673%	$6.500
Estimated Annual Expenses
Trustee’s fee and operating expenses	0.193%	$1.865
Supervisory, bookkeeping
and administrative fees	0.057	0.550
Total	0.250%	$2.415*

Example

This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust every two years subject to a sales charge of 2.75%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:

1 year	$ 364
3 years	775
5 years	1,209
10 years	2,190

____________________

*	The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.

The maximum sales charge is 2.75% of the Public Offering Price per Unit. There is no initial sales charge at a Public Offering Price of $10 or less. If the Public Offering Price exceeds $10 per Unit, the initial sales charge is the difference between the total sales charge (maximum of 2.75% of the Public Offering Price) and the sum of the remaining deferred sales charge and the creation and development fee. The deferred sales charge is fixed at $0.225 per Unit and accrues daily from September 10, 2023 through February 9, 2024. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the “transactional sales charge”. The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. For more detail, see “Public Offering Price - General.”

Essential Information

Unit Price at Initial Date of Deposit	$10.0000
Initial Date of Deposit	June 2, 2023
Mandatory Termination Date	June 4, 2025
Historical 12 Month Distributions[1]	$0.5990 per Unit
Record Dates[2]	10th day of each October,
January, April and July
Distribution Dates[2]	25th day of each October,
January, April and July
CUSIP Numbers	Cash – 46150F545
Reinvest – 46150F552
Fee Based Cash – 46150F560
Fee Based Reinvest – 46150F578

1	As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from this per Unit amount due to changes in the Portfolio’s fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See “Rights of Unitholders--Historical and Estimated Distributions.”
2	The Trustee will make distributions of income and capital on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least $0.01 per Unit on such Record Date. Undistributed income and capital will be distributed on the next Distribution Date on which the total cash held for distribution equals at least $0.01 per Unit.

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Emerging Markets Dividend Portfolio 2023-2

Portfolio
			Cost of
Number		Market Value	Securities to
of Shares	Name of Issuer (1)	per Share (2)	Portfolio (2)
	Argentina - 7.89%
323	Banco Macro S.A. - ADR	$ 18.330	$ 5,920.59
1,134	Telecom Argentina S.A. - ADR	5.100	5,783.40
	Brazil - 19.99%
2,103	Ambev S.A. - ADR	2.820	5,930.46
1,020	Banco Santander Brasil S.A.- ADR	5.820	5,936.40
1,223	Gerdau S.A. - ADR	4.830	5,907.09
1,123	Itau Unibanco Holding S.A. - ADR	5.290	5,940.67
496	Petroleo Brasileiro S.A. - ADR	11.980	5,942.08
	Chile - 16.03%
288	Banco de Chile - ADR	20.800	5,990.40
336	Banco Santander Chile - ADR	17.780	5,974.08
2,081	Enel Chile S.A. - ADR	2.850	5,930.85
89	Sociedad Quimica y Minera de Chile S.A. - ADR Series B	66.170	5,889.13
	Colombia - 8.08%
248	Bancolombia S.A. - ADR	24.660	6,115.68
622	Ecopetrol S.A. - ADR	9.430	5,865.46
	Mexico - 15.92%
273	America Movil SAB de CV - ADR	21.660	5,913.18
71	Coca-Cola FEMSA SAB de CV - ADR	83.450	5,924.95
71	Grupo Aeroportuario del Centro Norte SAB de CV - ADR	83.530	5,930.63
34	Grupo Aeroportuario del Pacifico SAB de CV - ADR	171.930	5,845.62
	Panama - 4.02%
56	Copa Holdings S.A. - CL A	106.420	5,959.52
	South Korea - 20.05%
165	KB Financial Group, Inc. - ADR	36.100	5,956.50
518	KT Corporation - ADR	11.540	5,977.72
224	Shinhan Financial Group Company, Ltd. - ADR	26.560	5,949.44
287	SK Telecom Company, Ltd. - ADR	20.750	5,955.25
219	Woori Financial Group, Inc. - ADR	27.080	5,930.52
	Taiwan - 8.02%
759	ASE Technology Holding Company, Ltd. - ADR	7.840	5,950.56
715	United Microelectronics Corporation - ADR	8.320	5,948.80
14,478			$ 148,368.98

See “Notes to Portfolios”.

11

Notes to Portfolios

(1)	The Securities are initially represented by “regular way” contracts to purchase the Securities. A letter of credit has been deposited with the Trustee covering the funds necessary for the purchase of the Securities as of the close of business on the last business day prior to the inception date of the Portfolio. The Sponsor has instructed the Trustee to purchase the securities on behalf of the Portfolio at the opening of business on the inception date of the Portfolio and are expected to settle within two business days (see “The Portfolios”).
(2)	The valuation of the Securities has been determined by the Trustee as of the close of business on the last business day prior to the inception date of the Portfolio. In accordance with Financial Accounting Standards Board Accounting Standards Codification 820, “Fair Value Measurement,” the Portfolio’s investments are classified as Level 1, which refers to securities traded in an active market.
“+”	For the Defensive Equity & Income Portfolio, indicates that the stock was issued by a foreign company.

"*" The investment adviser of this fund is an affiliate of the Sponsor.

12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor and Unitholders of Invesco Unit Trusts, Series 2294:

Opinion on the Financial Statements

We have audited the accompanying statements of condition (including the related portfolio schedules) of Defensive Equity & Income Portfolio 2023-2 and Emerging Markets Dividend Portfolio 2023-2 (included in Invesco Unit Trusts, Series 2294 (the “Trust”)) as of June 2, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of June 2, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Invesco Capital Markets, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letters of credit deposited for the purchase of securities as shown in the statements of condition as of June 2, 2023 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Invesco Capital Markets, Inc. and its predecessors, since 1976.

New York, New York
June 2, 2023

13

STATEMENTS OF CONDITION
As of June 2, 2023

	Defensive	Emerging
	Equity &	Markets
	Income	Dividend
INVESTMENT IN SECURITIES	Portfolio	Portfolio
Contracts to purchase Securities (1)	$ 154,107	$ 148,369
Total	$ 154,107	$ 148,369
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
Organization costs (2)	$ 1,002	$ 964
Deferred sales charge liability (3)	2,080	3,338
Creation and development fee liability (4)	771	742
Interest of Unitholders--
Cost to investors (5)	154,107	148,369
Less: deferred sales charge, creation and development
fee and organization costs (2)(4)(5)(6)	3,853	5,044
Net interest to Unitholders (5)	150,254	143,325
Total	$ 154,107	$ 148,369
Units outstanding	15,411	14,837
Net asset value per Unit	$ 9.750	$ 9.660

__________________

(1)	The value of the Securities is determined by the Trustee on the bases set forth under “Public Offering--Unit Price”. The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)	A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the “Fee Table”. A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.
(3)	Represents the amount of mandatory distributions from a Portfolio on the bases set forth under “Public Offering”.
(4)	The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.
(5)	The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under “Public Offering”.
(6)	Assumes the maximum sales charge.

14

THE PORTFOLIOS

The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the “Trust Agreement”), dated the date of this prospectus (the “Initial Date of Deposit”), among Invesco Capital Markets, Inc., as Sponsor, Invesco Investment Advisers LLC, as Supervisor and The Bank of New York Mellon, as Trustee.

On the Initial Date of Deposit, the Sponsor deposited contracts to purchase Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, a Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term “Securities” means the securities (including contracts to purchase these securities) listed in each “Portfolio” and any additional securities deposited into a Portfolio.

Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the per Unit amount of historical annual distributions increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed to the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable “Portfolio” as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION

The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

The Portfolio Consultant of the Emerging Markets Dividend Portfolio is not an affiliate of the Sponsor. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Emerging Markets Dividend Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of securities, including the Securities, and may act as a market maker in the Securities. The Portfolio Consultant may also issue reports and make recommendations on the Securities. The Portfolio Consultant’s research department may receive compensation based on commissions generated by research and/or sales of Units.

Neither the Portfolio Consultant, if any, nor the Sponsor manages the Portfolios. You should note that the Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolios, taken as a whole, which are represented by the Units.

CLOSED-END FUNDS

The Defensive Equity & Income Portfolio invests significantly in closed-end funds. Closed-end funds are a type of investment company that hold an actively managed portfolio of securities. Closed-end funds issue shares in “closed-end” offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). The funds in the Portfolio all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don’t have to manage fund liquidity to meet potentially large redemptions.

Closed-end funds are subject to various risks, including management’s ability to meet the closed-end fund’s investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors’ perceptions regarding closed-end funds or their underlying investments change.

Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

The closed-end funds included in the Defensive Equity & Income Portfolio may employ the use of leverage in their portfolios through the issuance of preferred stock or other methods. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund’s common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The potential inability for a closed-end fund to employ the use of leverage effectively, due to disruptions in the market for the various instruments issued by closed-end funds or other factors, may result in an increase in borrowing costs and a decreased yield for a closed-end fund.

Due to the level of their investments in master limited partnerships (MLPs), certain of the closed-end funds in the Defensive Equity & Income Portfolio are classified for federal income tax purposes as taxable regular corporations or so-called Subchapter “C” corporations (“C” corporations). Generally, “C” corporations in your Portfolio accrue a deferred tax liability for future tax liabilities associated with its investments in MLPs. A “C” corporation’s accrued deferred tax liability, if any, may be reflected in its net asset value per share. Any such deferred tax liability may vary greatly from year to year depending on the nature of the “C” corporation’s investment holdings, the performance of those investments and general market conditions. Actual deferred income tax expense, if any, is incurred over many years, depending on if and when investment gains and losses are realized, the then-current basis of the “C” corporation’s assets and other factors.

Certain of the funds in the Defensive Equity & Income Portfolio may be classified as “non-diversified” under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

Only the Trustee may vote the shares of the closed-end funds held in the Defensive Equity & Income Portfolio. The Trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your Portfolio is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under “Portfolio Administration--Portfolio Administration.”

RISK FACTORS

All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio or in the underlying funds. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that the value of the securities in your Portfolio or in the underlying funds will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. Certain geopolitical and other events, including environmental events and public health events such as epidemics and pandemics, may have a global impact and add to instability in world economies and markets generally. Changing economic, political or financial market conditions in one country or geographic region could adversely affect the market value of the securities held by your Portfolio in a different country or geographic region due to increasingly interconnected global economies and financial markets.

For example, following Russia's invasion of Ukraine in late February 2022, various countries, including the United States and members of NATO and the European Union ("EU"), issued broad-ranging economic sanctions against Russia and Belarus. The resulting responses to the military actions (and potential further sanctions in response to continued military activity), the potential for military escalation and other corresponding events have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity and overall uncertainty. The negative impacts may be particularly acute in certain industries including, but not limited to, energy and financials. Russia may take additional counter measures or retaliatory actions (including cyberattacks), which could exacerbate negative consequences on global financial markets. The duration of ongoing hostilities and corresponding sanctions and related events cannot be predicted. The foregoing may result in a negative impact on your Portfolio's performance and the value of an investment in your Portfolio, even beyond any direct investment exposure your Portfolio may have to Russian issuers or the adjoining geographic regions.

Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

Dividend Payment Risk. Dividend payment risk is the risk that an issuer of a security, a fund or an underlying security in a fund is unwilling or unable to pay dividends on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer’s board of directors and the amount of any dividend may vary over time. If dividends or distributions received by a Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See “Taxation”.

Interest Rate Risk. Interest rate risk is the risk that the value of securities held by certain funds in the Defensive Equity & Income Portfolio will fall if interest rates increase. The securities held by certain funds in the Portfolio typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by certain funds in the Portfolio with longer periods before maturity are often more sensitive to interest rate changes. Given the historically low interest rate environment in the U.S., risks associated with rising rates are heightened. The negative impact on fixed income securities from any interest rate increases could be swift and significant and, as a result, a rise in interest rates may adversely affect the value of your Units. Prices of bonds, even inflation-protected bonds, held by certain funds in the Portfolio may fall because of a rise in interest rates.

Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by certain funds in the Defensive Equity & Income Portfolio. This may reduce the level of dividends such funds pay which would reduce your income and could cause the value of your Units to fall.

Closed-End Funds. The Defensive Equity & Income Portfolio invests in shares of closed-end funds. You should understand the preceding section titled “Closed-End Funds” before you invest. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. All funds are subject to various risks, including management’s ability to meet the fund’s investment objective, and to manage the fund portfolio during periods of market turmoil and as investors’ perceptions regarding funds or their underlying investments change. The Portfolio and the underlying funds have operating expenses. You will bear not only your share of the Portfolio’s expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

Senior Loans. Certain of the funds held by the Defensive Equity & Income Portfolio invest in senior loans. Senior loans are debt instruments issued by various financial institutions and other issuers to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans are backed by a company’s assets and generally hold the most senior position in a company’s capital structure, ahead of other types of debt securities, as well as preferred and common stock. Senior secured loans are typically backed by assets such as inventory, receivables, real estate property, buildings, intellectual property such as patents or trademarks, and even the stock of other companies or subsidiaries. In the event of non-payment, there is no assurance that such collateral could be readily liquidated, or that liquidation would satisfy the borrower’s obligation. In addition, while secured creditors generally receive greater protection in insolvency situations, there is no assurance that collateral could be readily liquidated, or that liquidation of collateral will be sufficient to repay interest and/or principal in such situations. In the event of non-payment concerning a loan held by a fund in your Portfolio, the value of your Units may be adversely affected.

Additionally, the underlying loan interest rates “float” above indices, which can move up or down with market rate movements, such as the prime rate offered by one or more major banks, the London Interbank Offered Rate (“LIBOR”) or other alternative benchmark rates or the certificate of deposit rate or other base lending rates used by commercial lenders. As a result, the yield on closed-end funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Additionally, since senior loans generally have floating interest rates, they are typically not as sensitive as fixed-income investments to price fluctuations due to changes in interest rates. Senior loans have historically paid a higher rate of interest than most short-term investments. Of course, there is no guarantee that this will occur in the future.

As noted above, certain senior loans invested in by funds that the Defensive Equity & Income Portfolio owns may reference LIBOR. On July 27, 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. On March 5, 2021, the administrator of LIBOR announced a delay in the phase out of the majority of the U.S. dollar LIBOR publications until June 30, 2023, with the remainder of LIBOR publications to still end at the end of 2021. Replacement rates that have been identified include the Secured Overnight Financing Rate (“SOFR”), which is intended to replace USD LIBOR and measures the cost of overnight borrowings through repurchase agreement transactions collateralized with U.S. Treasury securities, and the Sterling Overnight Index Average Rate (“SONIA”), which is intended to replace GBP LIBOR and measures the overnight interest rate paid by banks for unsecured transactions in the sterling market, although other replacement rates could be adopted by market participants.

There remains uncertainty regarding the future of LIBOR and the nature of any replacement rate. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is uncertainty regarding the effectiveness of any alternative methodology. In March 2022, the U.S. federal government enacted legislation to establish a process for replacing LIBOR with SOFR in certain existing contracts that do not already provide for the use of a clearly defined or practicable replacement benchmark rate as described in the legislation. Even so, the replacement and/or discontinuation of LIBOR could lead to significant short-term and long-term uncertainty and market instability. The unavailability or replacement of LIBOR may affect the value, liquidity or return on certain investments and may result in costs incurred in connection with potentially closing out positions and entering into new positions. Any pricing adjustments to the funds' investments resulting from a substitute reference rate may also adversely affect the Portfolio's performance and/or net asset value.

Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the Securities and Exchange Commission (“SEC”) or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that typically available for other types of securities.

Convertible Securities Risk. Certain funds held by the Defensive Equity & Income Portfolio may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company’s common stockholders. Consequently, an issuer’s convertible securities generally entail less risk than its common stock. However, convertible securities fall below the debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

Preferred Securities. Certain of the closed-end funds held by the Defensive Equity & Income Portfolio invest in preferred securities, including hybrid and trust preferred securities and senior debt instruments that have the trading characteristics of exchange-listed preferred securities. You should understand these securities before you invest. Hybrid-preferred securities are preferred securities typically issued by corporations, generally in the form of interest-bearing notes and may be perpetual in duration. Dividends on these securities are usually non-cumulative and could be deferred indefinitely without triggering default. Trust preferred securities are similar to hybrid securities, but are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The maturity and distribution payments of the preferred securities generally coincide with the maturity and interest payments on the underlying obligations. The securities underlying certain preferred securities may be equity type securities which pay periodic dividends. Hybrid-preferred securities typically feature a fixed maturity date, may defer interest payments without invoking a default, and make income payments that typically are fully taxable as interest income, rather than as dividend income, for federal income tax purposes. The securities underlying hybrid-preferred securities are typically a type of subordinated debt instrument, such as a note or debenture.

Preferred securities’ prices fluctuate for several reasons including changes in investors’ perception of the financial condition of an issuer, the general condition of the market for preferred securities, or when political, regulatory or economic events affecting the issuers occur. These securities are also sensitive to interest rate fluctuations, as the cost of capital rises and borrowing costs increase in a rising interest rate environment and the risk that a preferred security may be called for redemption in a falling interest rate environment.

Hybrid and trust preferred securities with a stated maturity date usually mature on the maturity date of the underlying interest-bearing notes or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. In a falling interest rate environment, a preferred security may be subject to increased risk of being called for early redemption by the issuer. Certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid and trust preferred securities prior to their stated maturity date. Any such issuer redemptions among the preferred securities held by certain funds in the Defensive Equity & Income Portfolio may cause the value of your Units to decline, and furthermore, may decrease the amount of income you may receive on your Units. However, other securities may be positively affected by potential redemptions, particularly those trading at discounts to par value. Such securities may experience an increase in market value from issuers' redemption activity.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), signed into law in July 2010 has had a profound impact on preferred securities. The Dodd-Frank Act contained provisions which made certain hybrid and trust preferred securities less attractive for issuing banks, which resulted in a significant reduction in the issuance and availability of trust preferreds. Subsequently, U.S. banks began issuing preferreds compliant with the new regulatory requirements. Unlike trust preferreds, these new preferreds contained non-cumulative dividends, no maturity and further subordination, among other factors.

A longer-term consequence of the relevant provisions of the Dodd-Frank Act, is the potential for some types of preferred securities in which certain funds in the Defensive Equity & Income Portfolio invest to become more scarce and potentially less liquid. However, the recent enactment of legislation that contains some rollbacks of the Dodd-Frank Act may limit the negative implications for preferred securities.

Hybrid and trust preferred securities are also subject to unique risks which include the fact that distributions will only be paid by a preferred security if the interest payments on the underlying obligations are made, which interest payments are dependent on the financial condition of the issuer and, in certain cases, may be subject to deferral. During any deferral period, certain funds in the Defensive Equity & Income Portfolio may have to recognize income as if the funds had received current interest payments. In such a case, certain funds in the Portfolio will be required to satisfy distribution requirements based on such income even though they would not have received cash with which to pay such distributions. In addition, the underlying obligations, and thus the hybrid and trust preferred securities, may be pre-paid after a stated call date or as a result of certain tax or regulatory events. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments.

Master Limited Partnership Risk. Certain of the closed-end funds in the Defensive Equity & Income Portfolio invest in MLPs. MLPs are generally organized as limited partnerships or limited liability companies that are taxed as partnerships and whose equity shares (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership (generally around 2%) and may hold incentive distribution rights, which entitle the general partner to a higher percentage of cash distributions as cash flows grow over time. The limited partners own the majority of the shares in an MLP, but generally do not have a role in the operation and management of the partnership and do not have voting rights. MLPs generally distribute nearly all of their income to investors (generally around 90%) in the form of quarterly distributions. MLPs are not required to pay out a certain percentage of income but are able to do so because they do not pay corporate taxes.

Currently, most MLPs operate in the energy industry, with a particular emphasis on the midstream sector of the energy value chain, which includes the infrastructure necessary to transport, refine and store oil and gas. Investments in MLP interests are subject to the risks generally applicable to companies in the energy industry, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk. In addition, the potential for regulatory or legislative changes that could impact the highly regulated sectors in which MLPs invest remains a significant risk to the segment. Since MLPs typically distribute most of their free cash flow, they are often heavily dependent upon access to capital markets to facilitate continued growth. A severe economic downturn could reduce the ability of MLPs to access capital markets and could also reduce profitability by reducing energy demand. Certain MLPs may be subject to additional liquidity risk due to limited trading volumes.

There are certain tax risks associated with MLPs to which the Defensive Equity & Income Portfolio may be exposed, including the risk that regulatory or legislative changes could limit or eliminate the tax benefits enjoyed by MLPs. These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of the Portfolio’s investments.

Corporate Bond Risk. Certain of the funds held by the Defensive Equity & Income Portfolio invest in corporate bonds. Corporate bonds, which are debt instruments issued by corporations to raise capital, have priority over preferred securities and common stock in an issuer’s capital structure, but may be subordinated to an issuer’s other debt instruments. The market value of a corporate bond may be affected by factors directly related to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of the issuer’s management, the issuer’s capital structure, the use of financial leverage and demand for the issuer’s goods and services, and by factors not directly related to the issuer such as general market liquidity. The market value of corporate bonds generally may be expected to rise and fall inversely with interest rates, and as a result, corporate bonds may lose value in a rising-rate environment.

High-Yield Security Risk. Certain of the funds held by the Defensive Equity & Income Portfolio may invest in high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

High-yield or “junk” securities, the generic names for securities rated below “BBB-” by Standard & Poor’s or “Baa3” by Moody’s, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB-or Baa3 are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

Emerging Market Risk. The Emerging Markets Dividend Portfolio invests exclusively in the stocks of companies in emerging markets and frontier emerging markets either through a direct investment or through an investment in ADRs. Additionally, certain of the funds that the Defensive Equity & Income Portfolio holds also invest in emerging market issuers. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. Frontier emerging markets are the smallest, less developed, less liquid countries that make up the emerging markets. The markets of emerging markets and frontier emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities further described below are heightened by investing in emerging markets and frontier emerging markets countries.

Foreign Issuer Risk. The Emerging Markets Dividend Portfolio invests exclusively in stocks of foreign companies either through a direct investment or through an investment in ADRs, while some of the securities held directly or indirectly in the Defensive Equity & Income Portfolio are issued by foreign companies. This subjects your Portfolio to more risks than if it invested in securities linked solely to domestic issuers.

These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments or exchange of securities, foreign currency fluctuations or restriction on exchange or repatriation of currencies.

The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. Investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. It is possible that a government may take over the assets or operations of a company or impose restrictions on the exchange or export of currency or other assets. Some countries also may have different legal systems that may make it difficult for a Portfolio to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments. Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of an investment, in non-U.S. countries. No one can predict the impact that these factors could have on the value of foreign securities.

Certain stocks may be held in the form of American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), or other similar receipts. ADRs and GDRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in your Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the SEC. GDRs are receipts, issued by foreign banks or trust companies, or foreign branches of U.S. banks, that represent an interest in shares of either a foreign or U.S. corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs and GDRs generally involve the same types of risks as foreign common stock held directly. Some ADRs and GDRs may experience less liquidity than the underlying common stocks traded in their home market. The Portfolio may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR.

For the Defensive Equity & Income Portfolio, certain of the underlying funds may purchase or sell foreign securities in foreign securities markets. Certain of the factors stated above may make it impossible to buy or sell them in a timely manner or may adversely affect the value received on a sale of securities. Custody of certain of the securities in a Portfolio may be maintained by a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee. In addition, round lot trading requirements exist in certain foreign securities markets. These round lot trading requirements could cause the proportional composition and diversification of the Portfolio’s securities to vary when the Portfolio purchases additional securities or sells securities to satisfy expenses or Unit redemptions. This could have a material impact on investment performance and portfolio composition. Brokerage commissions and other fees generally are higher for foreign securities. Government supervision and regulation of foreign securities markets, currency markets, trading systems and brokers may be less than in the U.S. The procedures and rules governing foreign transactions and custody also may involve delays in payment, delivery or recovery of money or investments.

Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies. Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means your Portfolio, or an underlying fund in a Portfolio, may at times be unable to sell foreign securities in a timely manner or at favorable prices.

In addition, for foreign securities of European issuers, the departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on European issuers. More recently, there is particular uncertainty regarding the state of the EU following the United Kingdom's ("U.K.") official exit from the EU on January 31, 2020 ("Brexit"). While a trade deal was negotiated and provisionally went into effect on January 1, 2021, Brexit marks the first time that a significant member of the EU will have left. The precise impact of the Brexit decision will only become clearer as Brexit progresses. The effect that Brexit may have on the global financial markets is uncertain. No one can predict the impact that these factors could have on the securities held by your Portfolio.

Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these securities and dividends will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The value of the Securities in terms of U.S. dollars, and therefore the value of your Units, may decline if the U.S. dollar decreases in value relative to the value of the currencies in which the Securities trade.

Asia. The Emerging Markets Dividend Portfolio invests significantly in stocks issued by companies located in Asian countries. Many Asian countries can be characterized as either emerging or newly industrialized economies and tend to experience more volatile economic cycles than developed countries. Asian economies are also frequently subject to the risks of undeveloped financial service sectors, high inflation, frequent currency fluctuations, devaluations or restrictions, political and social instability, corruption, and less efficient markets. Economies of Asian countries may also be heavily dependent on international trade and can be adversely affected by trade barriers, exchange controls and other measures imposed or negotiated by the countries with which they trade.

Certain Asian countries have democracies with relatively short histories, which may increase the risk of political instability. These countries have faced political and military unrest, and further unrest could present a risk to their local economies and securities markets. Increased political and social unrest could adversely affect the performance of investments in this region.

Some economies in this region are dependent on a range of commodities, including oil, natural gas and coal. Accordingly, they are strongly affected by international commodity prices and particularly vulnerable to any weakening in global demand for these products. The market for securities in this region may also be directly influenced by the flow of international capital, and by the economic and market conditions of neighboring countries. Adverse economic conditions or developments in neighboring countries may increase investors' perception of the risk of investing in the region as a whole, which may adversely impact the market value of the securities issued by companies in the region.

Companies in Asia may be subject to risks such as nationalization or other forms of government interference, and they can also be heavily reliant on only a few industries or commodities. Also, securities of some companies in Asia can be less liquid than U.S. or other foreign securities, potentially making it difficult for the Portfolio to sell such securities at a desirable time and price.

Any of these factors may have a significant adverse impact on certain issuers in your Portfolio, and ultimately the price of your Units.

South Korea. Investments in South Korean issuers involve risks that are specific to South Korea, including legal, regulatory, political, currency, security and economic risks. Substantial political tensions exist between North Korea and South Korea. Escalated tensions involving the two nations and the outbreak of hostilities between the two nations, or even the threat of an outbreak of hostilities, could have a severe adverse effect on the South Korean economy. In addition, South Korea’s economic growth potential has recently been on a decline because of a rapidly aging population and structural problems, among other factors. The South Korean economy is heavily reliant on trading exports and disruptions or decreases in trade activity could lead to further declines.

Latin America. The Emerging Markets Dividend Portfolio invests significantly in stocks issued by companies located in Latin America. The majority of Latin countries have been characterized at various times by government intervention, high interest and unemployment rates, inflation, and an over-reliance on commodity trades. Many Latin American governments exercise substantial control over many aspects of the private sector. Political actions and policies could have real economic consequences on the private sector.

Most Latin American countries have experienced, at one time or another, severe and persistent levels of inflation. This has led to high interest rates, extreme government measures designed to keep inflation in check, and a generally debilitating impact on the economy. Certain Latin American countries may experience sudden and large adjustments in their currency, which in turn, can lead to disruptive and negative effects for foreign investors. Certain Latin America countries impose restriction on the conversion of currency. Similarly, there may be substantial limitation in certain countries with respect to a trust’s ability to repatriate investment income, capital or the proceeds of sales of securities. A large number of Latin American countries are among the largest debtors of developing countries and have a long history of reliance on foreign debt and default.

Many Latin American countries are highly dependent on the exports of commodities such as oil, agricultural products, minerals, and metals. As a result, some Latin American economies are particularly susceptible to fluctuations in the price and demand for those commodities.

Mexico. The Emerging Markets Dividend Portfolio invests significantly in stocks issued by companies located in Mexico. The Mexican economy is reliant upon external trade, especially with the United States and other Latin American countries. In particular, recent political developments in the U.S. have raised potential implications for the current trade agreements between the U.S. and Mexico. As a result, any change in the price or demand for Mexican exports may have a negative impact on the Mexican economy. Mexican companies may also be adversely affected by high interest rates, economic volatility and high unemployment rates.

Recent elections in Mexico have been contentious and subsequent changes in political parties or other political events may cause instability. Bribery and corruption are also significant issues in Mexico, with allegations involving high-ranking politicians. This may negatively affect the inflow of foreign investments into Mexico, especially from more developed countries where businesses may be bound by strong anti-corruption regulations. Mexico has also experienced periods of violence related to drug trafficking, often resulting in travel advisory warnings, which is a particular risk to Mexico's tourism industry, a significant sector of its economy.

Brazil. The Emerging Markets Dividend Portfolio invests significantly in stocks issued by companies located in Brazil. Brazil has experienced substantial economic instability resulting from, among other things, periods of very high inflation, persistent structural public sector deficits, rising unemployment, stark disparities of wealth, significant devaluations of the currency of Brazil, and also a high degree of price volatility in both the Brazilian equity and foreign currency markets. Brazilian companies may also be adversely affected by high interest and unemployment rates, and are particularly sensitive to fluctuations in commodity prices.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which may have significant effects on Brazilian companies and on market conditions and prices of Brazilian securities. The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the core of Brazil’s economy. The Brazilian government’s actions to control inflation and affect other economic policies have involved, among others, the setting of wage and price controls, blocking access to bank accounts, fluctuation of the base interest rates, imposing exchange controls and limiting imports into Brazil. In the past, the Brazilian government has maintained domestic price controls, and no assurances can be given that price controls will not be re-imposed in the future. Investments in Brazilian securities may be subject to certain restrictions on foreign investment. Brazilian law provides that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency.

The likelihood of such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the size of Brazil’s debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no assurance that the Brazilian government will not impose restrictions or restrictive exchange control policies in the future, which could have the effect of preventing or restricting access to foreign currency.

Chile. Investment in Chilean issuers involves risks that are specific to Chile, including, legal, regulatory, political, environmental and economic risks. Chile’s economy is export-dependent and relies heavily on trading relationships with certain key trading partners, including China, Brazil, Japan, South Korea, the U.S., Argentina and Germany. Future changes in the price or the demand for Chilean exported products by China, Brazil, Japan, South Korea, the U.S., Argentina and Germany, changes in these countries’ economies, trade regulations or currency exchange rates could adversely impact the Chilean economy and the issuers to which the Fund has exposure.

Industry Risks. Your Portfolio may invest significantly in stocks of companies in certain industries. Any negative impact on these industries will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

The relative weighting or composition of your Portfolio may change during the life of your Portfolio. Following the Initial Date of Deposit, the Sponsor intends to issue additional Units by depositing in your Portfolio additional securities in a manner consistent with the provisions described in the above section entitled “The Portfolios”. As described in that section, it may not be possible to retain or continue to purchase one or more Securities in your Portfolio. In addition, due to certain limited circumstances described under “Portfolio Administration”, the composition of the Securities in your Portfolio may change. Accordingly, the fluctuations in the relative weighting or composition of your Portfolio may result in concentrations (25% or more of a Portfolio’s assets) in securities of a particular type, industry and/or geographic region. As of the Initial Date of Deposit, each Portfolio was significantly invested in the following, to the extent described below.

Financial Services Issuers. The Emerging Markets Dividend Portfolio invests significantly in financial services companies. Companies in the financial services industry include, but are not limited to, companies involved in activities such as banking, mortgage finance, consumer finance, specialized finance, industrial finance and leasing, investment banking and brokerage, asset management and custody, corporate lending, insurance, and financial investment. In general, financial services issuers are substantially affected by changes in economic and market conditions, including: the liquidity and volatility levels in the global financial markets; interest rates, as well as currency and commodities prices; investor sentiment; the rate of corporate and consumer defaults; inflation and unemployment; the availability and cost of capital and credit; exposure to various geographic markets or in commercial and residential real estate; competition from new entrants in their fields of business; extensive government regulation; and the overall health of the U.S. and international economies. Due to the wide variety of companies in the financial services industry, they may behave and react in different ways in response to changes in economic and market conditions.

Companies in the financial services industry are subject to several distinct risks. Such companies may be subject to systematic risk, which may result due to factors outside the control of a particular financial institution — like the failure of another, significant financial institution or material disruptions to the credit markets — that could adversely affect the ability of the financial institution to operate normally or may impair its financial condition. Financial services companies are typically affected by changes in interest rates, and may be disproportionally affected as a result of volatile and/or rising interest rates.

Certain financial services companies may themselves have concentrated portfolios, which makes them vulnerable to economic conditions that affect that industry. Companies in this industry are often subject to credit risk, meaning they may have exposure to investments or agreements which under certain circumstances may lead to losses.

The financial services industry may be adversely affected by global developments including recessionary conditions, deterioration in the credit markets and concerns over sovereign debt. This may increase the credit risk, and possibility of default, of bonds issued by such institutions faced with these problems. In addition, the liquidity of certain debt instruments may be reduced or eliminated due to the lack of available market makers. There can be no assurance that the risks associated with investment in financial services issuers will decrease even assuming that the U.S.

and/or foreign governments and agencies take steps to address problems that may arise.

Most financial services companies are subject to extensive governmental regulation, which limits their activities and may affect their ability to earn a profit from a given line of business. This also exposes financial services issuers to regulatory risk, where certain financial services companies may suffer setbacks if regulators change the rules under which they operate. Challenging economic and political conditions, along with increased public scrutiny during the past several years, led to new legislation and increased regulation in the U.S. and abroad, creating additional difficulties for financial institutions. Regulatory initiatives and requirements that were proposed around the world may be inconsistent or may conflict with previous regulations to which financial services issuers were subject, thereby resulting in higher compliance and legal costs, as well as the potential for higher operational, capital and liquidity costs. Proposed or enacted regulations may further limit the amounts and types of loans and other financial commitments certain financial services issuers can make, and further, may limit the interest rates and fees they can charge, the prices they can charge and the amount of capital they must maintain. These laws and regulations may affect the manner in which a particular financial institution does business and the products and services it may provide. Increased regulation may restrict a company’s ability to compete in its current businesses or to enter into or acquire new businesses. New regulations may reduce or limit a company’s revenue or impose additional fees, limit the scope of their activities, increase assessments or taxes on those companies and intensify regulatory supervision, adversely affecting business operations or leading to other negative consequences.

Among the most prominent pieces of U.S. legislation following the 2008 financial crisis was the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), enacted into federal law on July 21, 2010. The Dodd-Frank Act included reforms and refinements to modernize existing laws to address emerging risks and issues in the nation’s evolving financial system. It also established entirely new regulatory regimes, including in areas such as systemic risk regulation, over-the-counter derivatives market oversight, and federal consumer protection. The Dodd- Frank Act intended to cover virtually all participants in the financial services industry for years to come, including banks, thrifts, depository institution holding companies, mortgage lenders, insurance companies, industrial loan companies, broker-dealers and other securities and investment advisory firms, private equity and hedge funds, consumers, numerous federal agencies and the federal regulatory structure. In particular, certain provisions of the Dodd-Frank Act increased the capital requirements of certain financial services companies supervised by the Federal Reserve, resulting in such companies incurring generally higher deposit premiums. These types of regulatory changes led to some adverse effects on certain financial services issuers and decreases in such issuers’ profits or revenues.

The Economic Growth, Regulatory Relief and Consumer Protection Act (the “Relief Act”), enacted into federal law on May 23, 2018, introduces changes on several aspects of the U.S. financial industry. The Relief Act dilutes some of the stringent regulations imposed by the Dodd-Frank Act and aims to make things easier for small- and medium-sized U.S. banks – however, all banks will remain regulated. The Relief Act will relieve small- and medium-sized banks from major regulatory compliance costs linked with stricter scrutiny. The Relief Act may lead to further deregulation and roll-back of the Dodd-Frank Act and the Sponsor is unable to predict the impact that such changes may have on financial services issuers.

Financial services companies operating in foreign countries are also subject to regulatory and interest rate concerns. In particular, government regulation in certain foreign countries may include controls on interest rates, credit availability, prices and currency transfers. The departure of any EU member from use of the Euro could lead to serious disruptions to foreign exchanges, operations and settlements, which may have an adverse effect on financial services issuers. More recently, there is particular uncertainty regarding the state of the EU following the U.K.’s official exit from the EU on January 31, 2020 (“Brexit”). While a trade deal was negotiated and provisionally went into effect on January 1, 2021, Brexit marks the first time that a significant member of the EU will have left. The precise impact of the Brexit decision will only become clearer as Brexit progresses. The effect that Brexit may have on the global financial markets or on the financial services companies in your Portfolio is uncertain.

Commercial banks (including “money center” regional and community banks), savings and loan associations and holding companies of the foregoing are especially subject to adverse effects of volatile interest rates, concentrations of loans in particular industries or classifications (such as real estate, energy, or sub-prime mortgages), and significant competition. The profitability of these businesses is to a significant degree dependent on the availability and cost of capital funds. Economic conditions in the real estate market may have a particularly strong effect on certain banks and savings associations. Commercial banks and savings associations are subject to extensive federal and, in many instances, state regulation. Neither such extensive regulation nor the federal insurance of deposits ensures the solvency or profitability of companies in this industry, and there is no assurance against losses in securities issued by such companies.

Insurance companies are particularly subject to government regulation and rate setting, potential antitrust and tax law changes, and industry-wide pricing and competition cycles. Property and casualty insurance companies also may be affected by weather, terrorism, long-term climate changes, and other catastrophes. Life and health insurance companies may be affected by mortality and morbidity rates, including the effects of epidemics. Individual insurance companies may be exposed to reserve inadequacies, problems in investment portfolios (for example, real estate or “junk” bond holdings) and failures of reinsurance carriers.

Many of the investment considerations discussed in connection with banks and insurance companies also apply to other financial services companies. These companies are subject to extensive regulation, rapid business changes, and volatile performance dependent on the availability and cost of capital and prevailing interest rates and significant competition. General economic conditions significantly affect these companies. Credit and other losses resulting from the financial difficulty of borrowers or other third parties have a potentially adverse effect on companies in this industry. Investment banking, securities brokerage and investment advisory companies are particularly subject to government regulation and the risks inherent in securities trading and underwriting activities.

The financial condition of customers, clients and counterparties, including other financial institutions, could adversely affect financial services issuers. Financial services issuers are interrelated as a result of market making, trading, clearing or other counterparty relationships. Many of these transactions expose financial services issuers to credit risk as a result of the actions of, or deterioration in, the commercial soundness of other counterparty financial institutions. Economic and market conditions may increase credit exposures due to the increased risk of customer, client or counterparty default. Downgrades to the credit ratings of financial services issuers could have a negative effect on liquidity, cash flows, competitive position, financial condition and results of operations by significantly limiting access to funding or capital markets, increasing borrowing costs or triggering increased collateral requirements. Financial services issuers face significant legal risk, both from regulatory investigations and proceedings, as well as private actions. Profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

Materials Issuers. The Emerging Markets Dividend Portfolio invests significantly in companies in the materials industry. Companies in the materials industry could be adversely affected by commodity price volatility, exchange rates, import controls and increased competition. Production of materials often exceeds demand as a result of overbuilding or economic downturns, leading to poor investment returns. Companies in the materials industry are at risk for environmental damage and product liability claims. Companies in the materials industry may be adversely affected by depletion of resources, technical progress, labor relations, and governmental regulations.

Tax and Legislation Risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (“IRS”) could affect the value of your

Portfolio by changing the taxation or tax characterizations of its portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on your Portfolio or its portfolio securities, or on the tax treatment of your Portfolio or of your investment in your Portfolio.

Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected. No one can guarantee that a liquid trading market will exist for any security.

Regulated Investment Company Risk of Underlying Closed-End Funds. The Defensive Equity & Income Portfolio and Emerging Markets Dividend Portfolio each intend on qualifying as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Defensive Equity & Income Portfolio also intends on investing in closed-end funds that are classified as RICs. To qualify for the favorable U.S. federal income tax treatment generally accorded to a RIC, an underlying fund must, among other requirements, derive in each taxable year at least 90% of its gross income from certain prescribed sources and satisfy a diversification test on a quarterly basis. If a fund fails to satisfy the qualifying income or diversification requirements to be treated as a RIC in any taxable year, all of its taxable income (including its net capital gain) would be subject to tax at the 21% regular corporate rate without any deduction for distributions to shareholders. Furthermore, such distributions (including capital gains distributions and distributions derived from interest on municipal securities) would be taxable as ordinary dividends to the extent of the fund’s current and accumulated earnings and profits, which would effectively reduce (and could eliminate) the fund’s returns. A failure by an underlying closed-end fund to qualify as a RIC could cause the Defensive Equity & Income Portfolio to lose its status as a RIC. In addition, each fund must timely distribute annually at least 90% of its net investment income (which includes dividends, taxable interest, and the excess of net short-term capital gains over net long-term capital losses, less operating expenses) and at least 90% of its net tax-exempt interest income, if any, for each tax year. Retained net capital gain or investment company taxable income by a fund will generally be subject to tax at the regular corporate rate on the amount retained.

No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 1.85% of the Public Offering Price per Unit for the Defensive Equity & Income Portfolio and 2.75% of the Public Offering Price per Unit for the Emerging Markets Dividend Portfolio (1.885% and 2.828% of the aggregate offering price of the Securities, respectively) at the time of purchase.

The initial sales charge is the difference between the total sales charge amount (maximum of 1.85% of the Public Offering Price per Unit for the Defensive Equity & Income Portfolio and 2.75% of the Public Offering Price per Unit for the Emerging Markets Dividend Portfolio) and the sum of the remaining fixed dollar deferred sales charge and the fixed dollar creation and development fee (initially $0.185 per Unit for the Defensive Equity & Income Portfolio and $0.275 per Unit for the Emerging Markets Dividend Portfolio). Depending on the Public Offering Price per Unit, you pay the initial sales charge at the time you buy Units. The deferred sales charge is fixed at $0.135 per Unit for the Defensive Equity & Income Portfolio and $0.225 per Unit for the Emerging Markets Dividend Portfolio. Your Portfolio pays the deferred sales charge in installments as described in the “Fee Table.” If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the “transactional sales charge.” The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under “Expenses.” The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the “Fee Table.” If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. After the initial offering period the maximum sales charge will be reduced by 0.50%, reflecting the previous collection of the creation and development fee. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the “Fee Table” if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the “Fee Table” if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 1.85% of the Public Offering Price per Unit for the Defensive Equity & Income Portfolio or 2.75% of the Public Offering Price per Unit for the Emerging Markets Dividend Portfolio.

The “Fee Table” shows the sales charge calculation at a $10 Public Offering Price per Unit. At a $10 Public Offering Price, there is no initial sales charge during the initial offering period. If the Public Offering Price exceeds $10 per Unit, you will pay an initial sales charge equal to the difference between the total sales charge and the sum of the remaining deferred sales charge and the creation and development fee. For example, with respect to the Defensive Equity & Income Portfolio, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.259 (1.85% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.074, a deferred sales charge of $0.135 and the creation and development fee of $0.050. With respect to the Emerging Markets Dividend Portfolio, if the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.385 (2.75% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.110, a deferred sales charge of $0.225 and the creation and development fee of $0.050. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by your Portfolio. With respect to the Defensive Equity & Income Portfolio, if the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.111 (1.85% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.074, a deferred sales charge of $0.135 and a creation and development fee of $0.050. With respect to the Emerging Markets Dividend Portfolio, if the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.165 (2.75% of the Public Offering Price per Unit), which consists of an initial sales charge (credit) of -$0.110, a deferred sales charge of $0.225 and a creation and development fee of $0.050.

The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

Reducing Your Sales Charge. The Sponsor offers ways for you to reduce the sales charge that you pay. It is your financial professional’s responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount to be eligible for a reduced sales charge. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “fee based” charge (“Fee Based”) is imposed (“Fee Accounts”). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Fee Based charge (i.e., the Portfolio is “Fee Based Eligible”), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor. Please refer to the section called “Fee Accounts” for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. Fee Based Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph and under the “Fee Accounts” section found below.

Employees. Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons) of Invesco Capital Markets, Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm, including any eligibility limitations enforced by the selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

Unit Price. The Public Offering Price of Units will vary from the amounts stated under “Essential Information” in accordance with fluctuations in the prices of the underlying Securities in your Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term “business day”, as used herein and under “Rights of Unitholders--Redemption of Units”, means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the

Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

The value of portfolio securities is based on the securities’ market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security’s market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio’s net asset value will reflect certain portfolio securities’ fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to your Portfolio.

During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when your Portfolio pays these costs.

Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

Unit Sales Concessions. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period of 1.25% of the Public Offering Price per Unit for the Defensive Equity & Income Portfolio and of 2.00% of the Public Offering Price per Unit for the Emerging Markets Dividend Portfolio.

Volume Concession Based Upon Annual Sales. As described below, broker-dealers and other selling agents may in certain cases be eligible for an additional concession based upon their annual eligible sales of all Invesco fixed income and equity unit investment trusts. Eligible sales include all units of any Invesco unit investment trust underwritten or purchased directly from Invesco during a trust’s initial offering period. For purposes of this concession, trusts designated as either “Invesco Unit Trusts, Taxable Income Series” or “Invesco Unit Trusts, Municipal Series” are fixed income trusts, and trusts designated as “Invesco Unit Trusts Series” are equity trusts. In addition to the regular concessions or agency commissions described above in “Unit Sales Concessions” all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Invesco unit investment trusts during the previous consecutive 12-month period through the end of the most recent month. The Volume Concession, as applicable to equity and fixed income trust units, is set forth in the following table:

	Volume Concession
Total Sales	Equity Trust	Fixed Income
(in millions)	Units	Trust Units
$25 but less than $100	0.035%	0.100%
$100 but less than $150	0.050	0.100
$150 but less than $250	0.075	0.100
$250 but less than $1,000	0.100	0.100
$1,000 but less than $5,000	0.125	0.100
$5,000 but less than $7,500	0.150	0.100
$7,500 or more	0.175	0.100

Broker-dealers and other selling firms will not receive the Volume Concession on the sale of units purchased in Fee Accounts, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the Volume Concession table above. Secondary market sales of all unit investment trusts are excluded for purposes of the Volume Concession. Eligible dealer firms and other selling agents include clearing firms that place orders with Invesco and provide Invesco with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker-dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of the concessions or agency commissions from time to time. For a trust to be eligible for this additional compensation, the trust’s prospectus must include disclosure related to this additional compensation.

Additional Information. Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the applicable sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of these Portfolios and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolios and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under “Unit Distribution” above, any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to a Portfolio on the Initial Date of Deposit as well as on subsequent deposits. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor’s business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934, as amended (“1934 Act”).

The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under “Right of Unitholders--Redemption of Units”). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See “Rights of Unitholders--Redemption of Units”. Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor’s bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS

Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans’ provisions and does not itself establish such plans.

FEE ACCOUNTS

As described above, Units may be available for purchase by investors in Fee Accounts where a Portfolio is Fee Based Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if a Portfolio is Fee Based Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00
Transactional sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

You should consult the “Public Offering--Reducing Your Sales Charge” section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Fee Based CUSIP numbers set forth under “Essential Information,” either Fee Based Cash for cash distributions or Fee Based Reinvest for the reinvestment of distributions in additional Units, if available. See “Rights of Unitholders--Reinvestment Option.”

RIGHTS OF UNITHOLDERS

Distributions. With respect to the Defensive Equity & Income Portfolio and the Emerging Markets Dividend Portfolio, dividends and interest, net of expenses, and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under “Essential Information”. Distributions made by the closed-end funds in Defensive Equity & Income Portfolio include ordinary income, but may also include sources other than ordinary income such as returns of capital, loan proceeds, short-term capital gains and long-term capital gains (see “Taxation--Distributions”). In addition, the Defensive Equity & Income Portfolio and the Emerging Markets Dividend Portfolio will generally make required distributions at the end of each year in order to satisfy a requirement for qualification as a RIC for federal income tax purposes. Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally two business days after Units are ordered, or any shorter period as may be required by the applicable rules under the 1934 Act). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See “Rights of Unitholders--Reinvestment Option”.

Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder’s pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

Historical and Estimated Distributions. The Historical 12 Month Distributions per Unit, and Estimated Initial Distribution per Unit (if any), may be shown under “Essential Information.” These figures are based upon the weighted average of the actual distributions paid by the securities included in your Portfolio over the 12 months preceding the Initial Date of Deposit and are reduced to account for the effects of fees and expenses which will be incurred when investing in your Portfolio. While both figures are calculated using a Public Offering Price of $10 per Unit, any presented Estimated Initial Distribution per Unit will reflect an estimate of the per Unit distributions you may receive on the first Distribution Date based upon each issuer’s preceding 12 month distributions. Dividend payments are not assured and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the securities included in your Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during your Portfolio’s life. The actual net annual income distributions you receive will vary from the Historical 12 Month Distributions amount due to changes in dividends and distribution amounts paid by issuers, currency fluctuations, the sale of securities to pay any deferred sales charge, Portfolio fees and expenses, and with changes in your Portfolio such as the acquisition, call, maturity or sale of securities. Due to these and various other factors, actual income received by your Portfolio will most likely differ from the most recent dividends or scheduled income payments.

Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either “Cash” distributions or “Reinvest” for the reinvestment of distributions are set forth under “Essential Information”. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase a Reinvest (or Fee Based Reinvest in the case of Fee Based Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder’s election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 calendar days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. Distributions will be taxable to Unitholders if paid in cash or automatically reinvested in additional Units. See “Taxation”.

A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than two business days (or any shorter period as may be required by the applicable rules under the 1934 Act) following satisfactory tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

Unitholders tendering 1,000 or more Units (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the initial offering period or within 30 calendar days of a Portfolio’s termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder’s broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder’s in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder. Unitholders will incur transaction costs in liquidating securities received in an in-kind distribution, and any such securities received will be subject to market risk until sold. In the event that any securities received in-kind are illiquid, Unitholders will bear the risk of not being able to sell such securities in the near term, or at all.

The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See “Taxation”.

The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in your Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will not be reduced by estimated organization costs or the creation and development fee. For these purposes, the Trustee will determine the value of the Securities as described under “Public Offering--Unit Price.”

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates (see “Rollover” below), you may be able to exchange your Units for units of other Invesco unit trusts. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. A rollover or exchange is a taxable event to you. We may discontinue this option at any time.

Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See “Taxation”.

Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution.

In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

•	A summary of transactions in your Portfolio for the year;
•	A list of any Securities sold during the year and the Securities held at the end of that year by your Portfolio;
•	The Redemption Price per Unit and the number of Units outstanding, computed on the 31st day of December of such year (or the last business day before); and
•	Amounts of income and capital distributed during the year.

Beginning calendar year-end 2022, the annual statements will be made available at www.invesco.com/us/financial-products/unit-trusts within a reasonable period of time after the end of each calendar year. You may also request an annual statement be sent to you by calling the Trustee at 800-856-8487. Unitholders may obtain evaluations of the Securities upon request to the Trustee.

If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION

Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders (only offers for cash if a Portfolio has not elected to be treated as a RIC for tax purposes). The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

With respect to the Defensive Equity & Income Portfolio and the Emerging Markets Dividend Portfolio, the Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to your Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that your Portfolio continues to satisfy the qualifications of a RIC and to avoid imposition of tax on undistributed income of the Portfolio.

The Trust Agreement requires the Trustee to vote all shares of the closed-end funds held in the Defensive Equity & Income Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio. The Sponsor will instruct the Trustee how to vote the securities held in your Portfolio. The Trustee will vote the securities in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, with respect to the Defensive Equity & Income Portfolio, if the Trustee sells shares of closed-end funds held by the Portfolio to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for the Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with a Portfolio, the Sponsor or dealers participating in the offering of Units.

Pursuant to an exemptive order, a Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable a Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

Termination. Your Portfolio will terminate on the Mandatory Termination Date specified under “Essential Information” or upon the sale or other disposition of the last Security held in the Portfolio. Your Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the “Minimum Termination Value”). Your Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If your Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Qualified Unitholders may elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within 30 calendar days of a Portfolio’s termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under “Rights of Unitholders--Redemption of Units”, provided that, in connection with an in kind distribution election more than 30 calendar days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See “Additional Information”.

Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

Sponsor. Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of March 31, 2023, the total stockholders’ equity of Invesco Capital Markets, Inc. was $88,656,309.53 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,483.0 billion as of March 31, 2023.

The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate your Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee’s qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor’s ability to remove and replace the Trustee. See “Additional Information”.

TAXATION

This section summarizes some of the principal U.S. federal income tax consequences of owning Units of the Portfolios. Tax laws and interpretations are subject to change, possibly with retroactive effect. This summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your alternative minimum, state, local or foreign tax consequences of investing in a Portfolio.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The IRS could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

Additional information related to taxes is contained in the Information Supplement. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Portfolio Status. Your Portfolio intends to elect and to qualify annually as a RIC under the federal tax laws. If your Portfolio qualifies under the tax law as a RIC and distributes its income in the manner and amounts required by the RIC tax requirements, the Portfolio generally will not pay federal income taxes. But there is no assurance that the distributions made by your Portfolio will eliminate all taxes for every year at the level of your Portfolio.

Distributions. Portfolio distributions are generally taxable. After the end of each year, you will receive a tax statement reporting your Portfolio’s distributions, including the amounts of ordinary income distributions and capital gains dividends. Your Portfolio may make taxable distributions to you even in periods during which the value of your Units has declined. Ordinary income distributions are generally taxed at your federal tax rate for ordinary income, however, as further discussed below, certain ordinary income distributions received from your Portfolio may be taxed, under current federal law, at capital gains tax rates. Certain ordinary income dividends on Units that are attributable to qualifying dividends received by your Portfolio from certain corporations may be reported by the Portfolio as being eligible for the dividends received deduction for corporate Unitholders provided certain holding period requirements are met. Income from the Portfolio and gains on the sale of your Units may also be subject to a 3.8% federal tax imposed on net investment income if your adjusted gross income exceeds certain threshold amounts, which currently are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. In addition, your Portfolio may make distributions that represent a return of capital for tax purposes to the extent of the Unitholder’s basis in the Units, and any additional amounts in excess of basis would be taxed as a capital gain. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. The income from your Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat certain distributions made to you in January as if you had received them on December 31 of the previous year.

A distribution paid by your Portfolio reduces the Portfolio’s net asset value per Unit on the date paid by the amount of the distribution. Accordingly, a distribution paid shortly after a purchase of Units by a Unitholder would represent, in substance, a partial return of capital, however, it would be subject to income taxes. Non-corporate taxpayers are now generally eligible for a 20% deduction with respect to certain non-investment related income earned from a “qualified publicly traded partnership,” a term which often includes MLPs. A Portfolio taxed as a RIC, however, is currently not permitted to pass the special character of the qualified publicly traded partnership income through to its shareholders. Currently, non-corporate taxpayers that invest in entities, such as MLPs that often generate qualified publicly traded partnership income, may be entitled to this 20% deduction, but non-corporate taxpayers that invest in a RIC that invest in such entities will not.

Sale or Redemption of Units. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units from the amount you receive for the sale of the Units. Your initial tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

Capital Gains and Losses and Certain Ordinary Income Dividends. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. However, if you receive a capital gain dividend from your Portfolio and sell your Units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.

In certain circumstances, ordinary income dividends received by an individual Unitholder from a RIC such as your Portfolio may be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualified dividend income received by the Portfolio itself. Qualified dividend income means dividends paid to a Portfolio (a) by domestic corporations, (b) by foreign corporations that are either (i) incorporated in a possession of the United States or (ii) are eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or (c) with respect to stock of a foreign corporation that is readily tradeable on an established securities market in the United States. Both the Portfolio and the Unitholder must meet certain holding period requirements to qualify Portfolio dividends for this treatment. Income derived from investments in derivatives, fixed-income securities, U.S. real estate investment trusts, passive foreign investment companies, and income received “in lieu of” dividends in a securities lending transactions generally is not eligible for treatment as qualified dividend income. If the qualified dividend income received by a Portfolio is equal to 95% (or a greater percentage) of the Portfolio’s gross income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Portfolio will be qualified dividend income. Your Portfolio will provide notice to its Unitholders of the amount of any distribution which may be taken into account as qualified dividend income which is eligible for capital gains tax rates. There is no requirement that tax consequences be taken into account in administering your Portfolio.

In Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in kind distribution of Portfolio securities when you redeem your Units. In general, this distribution will be treated as a sale for federal income tax purposes and you will recognize gain or loss, based on the value at that time of the securities and the amount of cash received, and subject to certain limitations on the deductibility of losses under the tax law.

Rollovers and Exchanges. If you elect to have your proceeds from your Portfolio rolled over into a future trust, it would generally be considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss realized on a sale or exchange will be disallowed to the extent that Units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after disposition of Units or to the extent that the Unitholder, during such period, acquires or enters into an option or contract to acquire, substantially identical stock or securities. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. The deductibility of capital losses is subject to other limitations in the tax law.

Deductibility of Portfolio Expenses. Expenses incurred and deducted by your Portfolio will generally not be treated as taxable income to you. In certain cases if your Portfolio is not considered “publicly offered” under the Code, each U.S. Unitholder that is either an individual, trust or estate will be treated as having received a taxable distribution from the Portfolio in the amount of that U.S. Unitholder’s allocable share of certain of the Portfolio's expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of those U.S. Unitholders. The deductibility of expenses that are characterized as miscellaneous itemized deductions, which include investment expenses, is suspended for tax years beginning prior to January 1, 2026.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), generally, subject to applicable tax treaties, distributions to you from your Portfolio will be characterized as dividends for federal income tax purposes (other than dividends that your Portfolio reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. You may be eligible under certain income tax treaties for a reduction in withholding rates. However, distributions received by a foreign investor from your Portfolio that are properly reported by the trust as capital gain dividends, interest-related dividends paid by the Portfolio from its qualified net interest income from U.S. sources and short-term capital gain dividends, may not be subject to U.S. federal income taxes, including withholding taxes, provided that your Portfolio makes certain elections and certain other conditions are met.

The Foreign Account Tax Compliance Act (“FATCA”). A 30% withholding tax on your Portfolio’s distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply. Under existing regulations, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from your Portfolio took effect on January 1, 2019; however, proposed U.S. tax regulations eliminate FATCA withholding on such types of payments. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. Your Portfolio will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Tax Credit. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. If more than 50% of the value of the Portfolio's total assets at the end of a fiscal year is invested in foreign securities, the Portfolio may elect to "pass-through" to the Unitholders the amount of foreign income tax paid by the Portfolio in lieu of deducting such amount in determining its investment company taxable income. In such a case, Unitholders will be required (i) to include in gross income, even though not actually received, their respective pro rata shares of the foreign income tax paid by the Portfolio that are attributable to any distributions they receive; and (ii) either to deduct their pro rata share of foreign tax in computing their taxable income or to use it (subject to various limitations) as a foreign tax credit against federal income tax (but not both). No deduction for foreign tax may be claimed by a non-corporate Unitholder who does not itemize deductions or who is subject to the alternative minimum tax. Unitholders may be unable to claim a credit for the full amount of their proportionate shares of the foreign income tax paid by the Portfolio due to certain limitations that may apply. The Portfolio reserves the right not to pass-through to its Unitholders the amount of foreign income taxes paid by the Portfolio.

Backup Withholding. By law, your Portfolio must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs your Portfolio to do so.

Investors should consult their advisors concerning the federal, state, local and foreign tax consequences of investing in a Portfolio.

PORTFOLIO OPERATING EXPENSES

General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See “Taxation”. These sales will reduce future income distributions. The Sponsor’s, Supervisor’s and Trustee’s fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category “Services Less Rent of Shelter” in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, fees paid to any Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio’s assets at the end of the initial offering period.

Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

Trustee’s Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the “Fee Table” (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee’s compensation for its services to your Portfolio is expected to result from the use of these funds.

Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the “Fee Table”. These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Invesco unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or willful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year.

Fund Expenses. The Defensive Equity & Income Portfolio will also bear the expenses of the underlying funds. While the Portfolio will not pay these expenses directly out of its assets, an estimate of these expenses is shown in the Portfolio’s estimated annual expenses in the “Fee Table” to illustrate the impact of these expenses. This estimate is based upon each underlying fund’s annual operating expenses for the most recent fiscal year. Each underlying fund’s annual operating expense amount is subject to change in the future.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Morgan, Lewis & Bockius LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

Independent Registered Public Accounting Firm. The financial statements included in this prospectus have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-02754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

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When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

U-EMSPRO2294

PROSPECTUS
_______________________

June 2, 2023

Defensive Equity & Income
Portfolio 2023-2

Emerging Markets Dividend
Portfolio 2023-2

Please retain this prospectus for future reference.

Information Supplement

Defensive Equity & Income Portfolio 2023-2

Emerging Markets Dividend Portfolio 2023-2

This Information Supplement provides additional information concerning the risks and operations of the Portfolios which are not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in the Portfolios. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor’s unit investment trust division at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515-5456, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

RISK FACTORS

Closed-End Funds. The Defensive Equity & Income Portfolio invests significantly in closed-end funds. Closed-end funds’ portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds’ articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund’s possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Defensive Equity & Income Portfolio) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund’s net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by your Portfolio at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to your Portfolio since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund’s board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by your Portfolio are repurchased by a fund, the Portfolio’s position in that fund will be reduced and the cash will be distributed.

The Defensive Equity & Income Portfolio is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, Unitholders should expect that a Portfolio will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund’s net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder’s shares of common stock should decrease as a result of the offer. If a fund’s subscription price per share is below that fund’s net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund’s shares, and as a result, increased volatility for the price of the Units of a Portfolio. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

In limited cases certain closed-end funds may employ an investment strategy which includes investments in derivatives such as forward contracts, options, futures contracts, options on futures contracts and swap agreements or intricate derivative-like features, including reverse convertibles, steepener notes, reference point investments and knockout/knock-in features. These strategies may utilize multiple features that affect investment returns differently under various scenarios. Derivatives may be purchased on established exchanges or through privately negotiated transactions. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives. Structured notes and other related instruments carry risks similar to those of more traditional derivatives such as futures, forward and option contracts. Structured instruments may entail a greater degree of market risk and volatility than other types of debt obligations. There can be no assurance that a derivative based strategy will be successful during any period in which it is employed.

An exclusion has been claimed for the Defensive Equity & Income Portfolio from the definition of the term “commodity pool operator” under the Commodity Exchange Act (“CEA”) and, therefore, your Portfolio is not subject to registration as a commodity pool operator under the CEA.

Senior Loans. The closed-end funds in the Defensive Equity & Income Portfolio may invest in senior loans issued by banks, other financial institutions, and other issuers to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans in which the closed-end funds invest:

•	generally are of below investment grade credit quality;
•	may be unrated at the time of investment;
•	generally are not registered with the Securities and Exchange Commission or any state securities commission; and
•	generally are not listed on any securities exchange.

An investment by closed-end funds in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on closed-end funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a closed-end fund to sell an investment in a timely manner at a price approximately equal to its value on the closed-end fund’s books. The illiquidity of senior loans may impair a closed-end fund’s ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a Portfolio’s net asset value.

If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the closed-end funds may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a closed-end fund attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a closed-end fund could get for the senior loan may be adversely affected.

Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a closed-end fund, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

High-Yield Securities. Certain of the funds held by the Defensive Equity & Income Portfolio may invest in high-yield securities or unrated securities. An investment in Units of the Defensive Equity & Income Portfolio should be made with an understanding of the risks that an investment in “high-yield, high-risk” debt obligations or “junk” obligations may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the funds in the Portfolio may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

“High-yield” or “junk” securities, the generic names for securities rated below BBB- by Standard & Poor’s, or below Baa3 by Moody’s, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in “investment grade” securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold and the value of a Portfolio will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of a Portfolio may decline to a level that requires liquidation.

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer’s interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer’s credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the funds in the Portfolio, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

The value of the shares of the closed-end funds reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the closed-end funds in the Portfolio may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Obligations that are rated lower than “BBB-” by Standard & Poor’s, or “Baa3” by Moody’s, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of a Portfolio and consider their ability to assume the risks involved before making an investment in the Portfolio.

Foreign Issuers. An investment in the Portfolios involves certain investment risks that are different in some respects from an investment in a portfolio which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

Securities issued by non-U.S. issuers trading in foreign markets generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the closed-end funds or the Portfolios. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in a Portfolio. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions relating to the purchase of a security by reason of the federal securities laws or otherwise.

Some foreign securities have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the securities will be adversely affected if trading markets for the securities are limited or absent.

Foreign Currencies. The Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor’s return would be reduced to about 5%. This is because the foreign currency would “buy” fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates.

Emerging Markets. An investment in Units of a Portfolio should be made with an understanding of the risks inherent with investing in certain smaller and emerging markets.

Investing. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors’ activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrants are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors should therefore be aware that a Portfolio, or certain of the closed-end funds in a Portfolio, could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

Liquidity/Settlement. Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a Portfolio, or certain of the closed-end funds in a Portfolio, are unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

Political. Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

Trade. Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

Preferred Securities Risks. Certain of the funds in the Defensive Equity & Income Portfolio invest in preferred securities, including hybrid preferred and trust preferred securities. You should understand these securities before you invest. Hybrid-preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, and may be perpetual in duration or may have a stated maturity. Trust preferred securities are similar to hybrid securities, but are typically issued by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and coupon rate of the preferred securities are structured to match the maturity and coupon rate of the interest-bearing notes, preferred securities or subordinated debentures. Preferred securities with a stated maturity date usually mature on the maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time.

Preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on certain preferred securities are treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from certain trust preferred securities are not eligible for the dividends-received deduction. Certain of the risks unique to hybrid and trust preferred securities include: (i) distributions on such preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on certain such instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid and trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid and trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid and trust preferred securities, is dependent on the financial condition of the issuing corporation.

Discount Securities. Certain of the securities held by the closed-end funds in the Defensive Equity & Income Portfolio may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

Premium Securities. Certain of the securities held by the closed-end funds in the Defensive Equity & Income Portfolio may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

Liquidity. Whether or not the securities in the Portfolios are listed on an exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

Financial Services Issuers. An investment in Units of the Emerging Markets Dividend Portfolio should be made with an understanding of the risks inherent in the bank and financial services industry in general.

Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Bank profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition.

Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation (“FDIC”), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

Technological advances allow nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks continue to face tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be enacted in the future. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. The Sponsor makes no prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on your Portfolio.

The Federal Reserve Board (“FRB”) has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions.

Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

•	the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;
•	the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;
•	the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;
•	the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;
•	the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;
•	the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and
•	the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners (“NAIC”) and state insurance regulators are reexamining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

Additional Units. The Sponsor may create additional Units of the Portfolios by depositing into a Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because the Portfolios will pay brokerage or acquisition fees.

Voting. Only the Trustee may sell or vote the securities in the Portfolios. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. The Trustee will vote the underlying funds in the same general proportion as shares held by other shareholders.

Price Volatility. Because your Portfolio invests in common stocks, you should understand the risks of investing in these securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell Portfolio securities in response to market fluctuations as is common in managed investments.

Dividends. Stocks and shares of closed-end funds represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company’s board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company’s assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

SPONSOR INFORMATION

Invesco Capital Markets, Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Invesco Advisers, Inc. (“Invesco Advisers”). Invesco Advisers is an indirect wholly owned subsidiary of Invesco Ltd., a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. The Sponsor’s principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of March 31, 2023, the total stockholders’ equity of Invesco Capital Markets, Inc. was $88,656,309.53 (unaudited). The current assets under management and supervision by Invesco Ltd. and its affiliates were valued at approximately $1,483.0 billion as of March 31, 2023.

(This paragraph relates only to the Sponsor and not to your Portfolio or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).

The Sponsor and your Portfolio have adopted a code of ethics requiring Invesco Ltd.’s employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate a Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 240 Greenwich Street - 22W, New York, New York 10286, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolios. Such records shall include the name and address of, and the number of Units of the Portfolios held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolios.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TAXATION

Regulated Investment Companies

The prospectus contains a discussion of certain U.S. federal income tax issues concerning the Portfolios and the purchase, ownership and disposition of Portfolio Units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of Portfolio Units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your Portfolio.

The Defensive Equity & Income Portfolio and Emerging Markets Dividend Portfolio intend to elect and to qualify annually as regulated investment companies under the Internal Revenue Code of 1986, as amended (the “Code”) and to comply with applicable distribution requirements so that neither will pay federal income tax on income and capital gains distributed to its Unitholders.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, a Portfolio must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from qualified publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Portfolio’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Portfolio’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Portfolio controls (by owning 20% or more of the issuer’s outstanding voting securities) and which are engaged in the same, similar or related trades or businesses, or the securities of qualified publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income, if any, each taxable year.

As a regulated investment company, a Portfolio generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes to Unitholders. Your Portfolio intends to distribute to its Unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If a Portfolio retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, a Portfolio distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed or taxed during those years. To prevent application of the excise tax, your Portfolio intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your Portfolio retains any net capital gain, the Portfolio may designate the retained amount as undistributed capital gains in a notice to Unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the Portfolio against their federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by a Portfolio in October, November or December with a record date in such a month and paid by the Portfolio during January of the following calendar year. These distributions will be taxable to Unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. There is no assurance that distributions made by your Portfolio will be sufficient to eliminate all taxes on the Portfolio for all periods. Your Portfolio may make taxable distributions to you even during periods in which the value of your Units has declined.

If a Portfolio failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Portfolio would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its Unitholders) and all distributions out of earnings and profits would be taxable to Unitholders as ordinary dividend income.

Your Portfolio may be required to withhold as backup withholding federal income tax at the backup withholding rate on all taxable distributions payable to you if you fail to provide your correct taxpayer identification number or to make required certifications, or if the Internal Revenue Service indicates that you are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability if you provide the required information or certification.

If a Portfolio is treated as holding directly or indirectly 10 percent or more of the combined value or voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a “controlled foreign corporation” for U.S. federal income tax purposes. In such circumstances, a Portfolio will be required to include certain types of income in the Portfolio’s taxable income whether or not such income is distributed.

If your Portfolio holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Portfolio could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. Your Portfolio will not be able to pass through to its Unitholders any credit or deduction for such taxes. Your Portfolio may be able to make an election that could ameliorate these adverse tax consequences. In this case, your Portfolio would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your Portfolio might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

PORTFOLIO TERMINATION

A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of a Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of a Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of a Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

U-EMSSUP2294

Contents of Registration Statement

This Amendment of the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Undertaking Regarding Indemnification.

The Signatures.

The Written Consents of Legal Counsel, Initial Evaluator and Independent Registered Public

Accounting Firm.

The following exhibits:

1.1	Trust Agreement.
1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.
1.2	Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.2.1	Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.
1.3	By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.
1.4	Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.
2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.
3.1	Opinion and Consent of Counsel as to the legality of securities being registered.
3.3	Opinion of Counsel as to the Trustee and the Trust.
4.1	Consent of Initial Evaluator.
4.2	Consent of Independent Registered Public Accounting Firm.
6.1	List of Officers and Directors of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2266 (File No. 333-268388) dated January 24, 2023.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 2155 (File No. 333-257835) dated September 2, 2021.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Undertaking Regarding Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

The Registrant, Invesco Unit Trusts, Series 2294, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; Invesco Unit Trusts, Taxable Income Series 466; Van Kampen Unit Trusts, Series 427, Series 450, Series 855, Series 894, Series 995, Series 1069, Series 1079, Series 1129, Series 1135, Series 1178, Series 1179, Series 1190, Series 1194, Series 1195, Series 1201, Series 1203, Series 1205, and Series 1384; Invesco Unit Trusts, Series 849, Series 1504, Series 1568, Series 1571, Series 1635, Series 1658, Series 1775, Series 2071, and Series 2087 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 2294, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 2nd day of June, 2023.

Invesco Unit Trusts, Series 2294

By: Invesco Capital Markets, Inc., as Depositor

By: /s/ TARA BAKER

Vice President, Business Operations and Quality Assurance

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 2, 2023, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

Signature	Title
Brian C. Hartigan	Director and Co-President
William S. Geyer	Director and Co-President
Mark W. Gregson	Chief Financial Officer

By: /s/ TARA BAKER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.